UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In February 2004 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	516,105,909,423	64.5988	32.5438
Non-Voting Shares	19,069,191,856	2.4232	1.2024
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	516,105,909,423	64.5988	32.5438
Non-Voting Shares	19,069,191,856	2.4232	1.2024

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In February 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	7,590,596,632	0.9500	0.4786
Non-Voting Shares	7,816,916,271	0.9933	0.4929
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	2/fev	2,423,595	12.40	30,052.55
Common Shares		buy	10/fev	20,000	12.01	240.20
Common Shares		Total		2,443,595		30,292.75
Non-Voting Shares		buy	2/fev	93,948	14.50	1,362.21
Non-Voting Shares		buy	10/fev	40,000	14.20	568.00
Non-Voting Shares		Total		133,948		1,930.21
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	7,593,040,227	0.9503	0.4787
Non-Voting Shares	7,817,050,219	0.9933	0.4929

In February 2004 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In February 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	690,376,103	0.0864	0.0435
Non-Voting Shares	1,423,401,610	0.1808	0.0897
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	2/fev	1,084,159	12.40	13,443.49
Common Shares		buy	3/fev	4,565	12.39	56.56
Common Shares		buy	5/fev	2,885	11.60	33.46
Common Shares		buy	10/fev	4,470	12.00	53.64
Common Shares		buy	12/fev	677	12.55	8.49
Common Shares		buy	12/fev	12,816	12.60	161.48
Common Shares		Total		1,109,572		13,757.12
Common Shares		sell	2/fev	1,909,247	12.50	23,865.58
Common Shares		sell	2/fev	2,000,000	12.41	24,820.00
Common Shares		sell	2/fev	2,000,000	12.45	24,900.00
Common Shares		sell	2/fev	3,000,000	12.68	38,040.00
Common Shares		Total		8,909,247		111,625.58
Non-Voting Shares		buy	2/fev	3,179,687	14.50	46,105.28
Non-Voting Shares		buy	2/fev	5,000,000	14.59	72,950.00
Non-Voting Shares		buy	3/fev	13,398	14.65	196.28
Non-Voting Shares		buy	10/fev	746,159	14.20	10,595.45
Non-Voting Shares		buy	10/fev	1,260	14.40	18.14
Non-Voting Shares		buy	10/fev	1,702	14.30	24.33
Non-Voting Shares		buy	10/fev	347,742	14.25	4,955.31
Non-Voting Shares		buy	11/fev	608	14.29	8.68
Non-Voting Shares		buy	12/fev	10,726	14.75	158.20
Non-Voting Shares		buy	16/fev	20,201	14.75	297.96
Non-Voting Shares		buy	20/fev	9,081	14.20	128.94
Non-Voting Shares		Total		9,330,564		135,438.57
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	490,437,989	0.0613	0.0309
Non-Voting Shares	1,246,374,689	0.1583	0.0785

In February 2004 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares

Obs.:
New members who belong to the Board of Directors
Marcelo de Araújo Noronha
Marcos Daré
Tácito Naves Sanglard

Obs.:
Directors that was fired from Banco Bradesco S.A.
Carlos Roberto Parenti
Mário Luiz Lancelotti
Odilardo Guerreiro Rodrigues
Osvaldo Corrêa Fonseca
Elias Rodrigues Malheiro
José Antônio Salmazi
Paulo Ricardo da Silva Barra
Raimundo Nonato Ribeiro
Laura Pereira Desideri (Wife)
Sebastião Carlos Pereira da Silva
Flávio Firmino da Silva (Son)
Siladelfo Rodrigues Guerra

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( )Board of Executive Officers	(x)Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	597,441,788	0.0747	0.0376
Non-Voting Shares	211,210,773	0.0268	0.0133
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	BES Securities CCVM	buy	3/fev	307,035	12.50	3,837.93
Common Shares		buy	3/fev	31,954	12.45	397.82
Common Shares		Total		338,989		4,235.75
Non-Voting Shares	BES Securities CCVM	buy	3/fev	99,810	14.79	1,476.18
Non-Voting Shares	Bradesco S.A. CTVM	buy	20/fev	7,226	14.05	101.52
Non-Voting Shares		Total		107,036		1,577.70
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	597,780,777	0.0748	0.0376
Non-Voting Shares	211,317,809	0.0268	0.0133

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.